Valeo

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

08000801

Paris, February 13, 2008

File n° 82 – 3668
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed our latest release dated February 12, 2008 concerning our Full Year 2007 Results.

Yours faithfully,

p/p **Rémy Dumoulin**
Investor Relations Director

PROCESSED
FEB 2 2 2008
THOMSON
FINANCIAL

Encl. 1

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com

Communiqué de presse
Press release

08.02

Valeo: 2007 Results

- **Accelerated growth (volumes +6.2%)**
- **Improved margins (operating income +17.7%)**
- **Strong debt reduction (-17.5%)**
- **The Group confirms its commitments for 2010**

Paris, France, 12 February 2008 - Following today's meeting of its Board of Directors, Valeo presented its fourth quarter 2007 results and its audited consolidated accounts for 2007.

Simplified accounts for the fourth quarter

(In € million)	Q4 2007**	Change** vs. Q4 2006	Reminder Q3 2007**	Change** vs. Q3 2006
Total operating revenues*	2,438	+2.6%	2,245	+4.3%
Gross margin*	386	+10.0%	340	+5.6%
% of sales	*16.1%*	+1.1 pt	*15.4%*	+0.2 pt
Operating margin[1]*	96	+45.5%	73	+12.3%
% of total operating revenues	*3.9%*	+1.1 pt	*3.3%*	+0.3 pt
Operating income*	88	+72.5%	64	+28.0%
% of total operating revenues	*3.6%*	+1.5 pt	*2.9%*	+0.6 pt
Net income	50	-16.7%	-40	7
Basic earnings per share from continued operations (€)	0.68	+183.3%	0.16	+33.3%

** These aggregates do not include amounts related to the wiring harness activity, which was divested on Dec. 31, 2007, in line with IFRS 5 norms*
*** non audited*

The fourth quarter 2007 saw a further improvement in the Group's performance, following the significant progress recorded in the third quarter. Sales rose by 3.8% at constant reporting entity and exchange rates, reflecting the enhanced competitiveness of the Group and its increasingly attractive technologies. The results (operating income +72.5%) benefited not only

[1] Operating income before other income and expenses

from the implementation of the operational excellence strategy (cost, quality and industrial footprint) but also from the growth in sales.

Simplified full-year accounts

(in € million)	2007	2006	Change
Total operating revenues*	9,689	9,550	+ 1.5%
Gross margin[2]*	1,497	1,463	+2.3%
% of sales	*15.7%*	*15.5%*	*+0.2 pt*
Operating margin [3]*	346	320	+8.1%
% of total operating revenues	*3.6%*	*3.4%*	*+0.2 pt*
Operating income*	319	271	+17.7%
% of total operating revenues	*3.3%*	*2.8%*	*+0.5 pt*
Income before taxes*	230	211	+9.0%
Net income excluding impact from divestitures[4]	132	120	+10%
Net income attributable to the company's shareholders	81	161	-49.7%
Basic earnings per share from continued operations (€)	1.82	1.81	+0.6%
Net financial debt	799	968	-17.5%

* *These aggregates do not include amounts related to the wiring harness activity, which was divested on Dec. 31, 2007, in line with IFRS 5 norms*

2007 was a turnaround year for Valeo marked by a rise in sales (+6.2% in volume) related to the growth in emerging countries where Valeo is increasingly present (12 sites in China, 13 in Central Europe and 3 in India) and to customers' growing appetite for new products developed by Valeo. The second half results enabled a marked improvement in the Group's performance in 2007 versus 2006.

Valeo pursued the rationalization of its business portfolio, divesting its Wiring Harness activity and acquiring the Irish company Connaught Electronics in order to strengthen its technological position in the field of image processing.

[2] Net sales less cost of sales
[3] Non GAAP measure: operating income before other income and expenses
[4] Excluding capital gains and losses from the sale of non-strategic activities

Valeo

The operational excellence strategy was pursued with success. Quality indicators progressed once again, reaching the record level of 10 ppm[5] for the Group as a whole. The rationalization of purchasing also continued, with competitive cost countries now accounting for 37% of total purchases. The Group's geographical expansion proceeded, notably with the creation of two new joint ventures in India.

The technological innovation strategy based on the three Domains of Driving Assistance, Powertrain Efficiency and Comfort Enhancement enabled Valeo to develop a growing number of highly differentiating products for its customers, as witnessed by the commercial successes of the Park4U™ automatic parking system, blind spot detection system and StARS™ micro-hybrid system. Given automakers' increasing needs to acquire systems enabling cleaner and safer vehicles, Valeo is increasing its content per vehicle. Overall, innovative products account for 3.2 billion euros of order intake, or 32% of the total, versus 2.2 billion euros and 22% of order intake in 2006.

Full-year results

Total operating revenues amounted to 9,689 million euros, up by 1.5% versus 2006. At constant reporting entity and exchange rates, total operating revenues were up by 3.2%. After taking into account a deflation of 3% at identical functions, the increase in volumes is 6.2%.

Gross margin rose by 2.3% to 1,497 million euros, representing 15.7% of sales, versus 15.5% in 2006. The Group estimates the residual impact of raw material prices to be 0.3 points.

Operating margin increased by 8.1% to 346 million euros, thanks in particular to the efforts to continuously improve quality and the deployment of the re-engineering program. It represents 3.6% of total operating revenues, up by 0.2 points versus 2006. In relation to total operating revenues, the operating margin increased by 0.7 points in the second half (of which 1.1 points in the fourth quarter) after having dropped by 0.3 points in the first half.

Operating income progressed faster (+17.7%) to reach 319 million euros in 2007, or 3.3% of total operating revenues (2.8% in 2006).

Net income attributable to the company's shareholders totaled 81 million euros versus 161 million euros in 2006. It includes a contribution of non-strategic activities of -59 million euros, of which a 51 million euro capital loss from the sale of the Wiring Harness activity on December 31, 2007. In 2006, the contribution of non-strategic activities of 22 million euros included a net capital gain of 41 million euros from the sale of the Motors and Actuators activity. Excluding these operations, net income rose by 10%.

Cash flow and debt level

Net debt stood at 799 million euros on December 31, 2007, a decrease of 169 million euros versus the beginning of the year. This change notably reflects the sale of the wiring harness product line (impact of 237 million euros) and payouts to company shareholders (85 million

[5] Number of defective parts per million parts delivered

euros), with free cash flow[6] amounting to 66 million euros (versus 26 million euros in 2006). The net debt-to-equity ratio dropped by 10 points to 45% versus the beginning of the year.

Proposed dividend

Taking into account the level of results and the action plan that will enable it to achieve its 2010 objectives, the Board of Directors will propose to the Annual General Meeting of Shareholders to increase the dividend from 1.10 euro to 1.20 euro per share.

Outlook

For 2008, Valeo aims to further increase profitability in an environment of uncertain automotive markets and stabilized raw material prices. The reengineering plan for the Group's support functions will deployed on a wider scale. The rationalization of the business portfolio will be pursued with discernment. The Group reaffirms its objectives for 2010 of an operating margin of 6% and a doubling of the return on capital employed compared with 2006.

Valeo is an independent industrial group dedicated to the design, production and sale of components, integrated systems and modules for cars and trucks. It is one of the world's leading automotive suppliers. The Group has 125 production sites, 62 R&D centers, 9 distribution platforms, and employs 61,200 people in 28 countries.

For all additional information, please contact:
Kate Philipps, Group Communications Director, Tel: +33 1.40.55.20.65
Rémy Dumoulin, Investor Relations Director, Tel: +33 1.40.55.29.30

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[6] Non GAAP measure: cash flow less taxes less change in working capital requirements less financial expenses plus subsidies less gross tangible and intangible investments.

END